DLA Piper Rudnick Gray Cary US LLP Boston, MA 02110-1447
T 617.406.6000
F 617.406.6100
W www.dlapiper.com
Paul M. McDermott
paul.mcdermott@dlapiper.com
T 617.406.6054 F 617.406.6154
March 7, 2006
Mr. Brad Skinner
Mr. Chauncey Martin
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561CF/AD3
Washington, D.C. 20549

Re:	Visicu, Inc. Registration Statement on Form S-1 Amendment No. 1 filed January 19, 2006 SEC File No. 333-129989

Dear Mr. Skinner and Mr. Martin:
     We are writing on behalf of our client, Visicu, Inc. (the “Company”), to advise the Staff that, following our additional discussions with the Staff in recent days, the Company has further reassessed its estimates of the fair value of the common stock underlying equity awards granted by the Company during the fiscal quarters commencing January 1, 2005. As a result of this further reassessment, the Company plans to record aggregate stock based compensation expense of approximately $2.2 million in addition to the aggregate stock based compensation expense of $7.3 million outlined in our letter to you dated February 17, 2006 (the “February 17 Letter”). We are writing to review with you, in the summary fashion set forth below, the adjustments to the key valuation assumptions that the Company has determined in making its revised valuation model, and to advise you of the reassessed fair values that result from that model.
     First, the Company has sought to address the Staff’s comment, made during yesterday’s telephone conference, about the possible over-reliance on the offering price range in the valuation of the Company’s common stock for equity grant purposes. The Company has determined, therefore, to base its valuations for the fourth quarter of 2005 and the first quarter of 2006 on valuation reports prepared by Hooke Associates, the Company’s unrelated valuation specialist (with adjustments to the assumptions as described herein), rather than on a discount off the midpoint of the offering price range. Consistent with the conservative approach taken in our February 17 Letter with regard to the applicability of the Hooke Associates valuation reports, the Company has used the valuation report as of January 9, 2006 as the starting point for the valuation of the Company’s common stock during the fourth quarter of 2005. The January 9, 2006 report is the latest valuation report that the Company

Messrs. B. Skinner and C. Martin
March 7, 2006

has received from its valuation specialist and, therefore, it is also being used for the first quarter in 2006 based on applicable modifications of the assumptions.
     Second, in light of the Staff’s comment made during yesterday’s conference call about the magnitude of the discount based on the legal proceedings involving the Company, the Company has modified the litigation discount to a constant 5% across all the relevant periods.
     Third, the Company has increased the weighting of free cash flow in the public guideline company comparable calculations from the weighting utilized by the valuation specialist. In its revised valuation model, the Company weights free cash flow, medical software companies, and subscription software companies 80%, 10% and 10%, respectively, in each applicable period. We note that the free cash flow approach in each case yields a higher valuation figure, and that the 80% free cash flow weighting represents a substantial increase from the weighting ascribed to free cash flow by the valuation specialist (which ranged from 10% in the Q1 2005 valuation report to 20% in the 1Q 2006 valuation report).
     Fourth, the Company has substantially reduced the discounts for lack of marketability from those relied upon by the valuation specialist in its valuation reports. The discounts for lack of marketability applied in the Company’s revised model are as follows: 1Q 2005, 30%; 2Q 2005, 25%; 3Q 2005, 20%; 4Q 2005, 15%; and 1Q 2006, 10%.
     Fifth, the Company has increased the allocation of weighting of public guideline company comparables versus acquisition transaction multiples in each quarter covered by the revised valuation model. The revised public guideline company comparable weightings are as follows: 1Q 2005, 70%; 2Q 2005, 70%; 3Q 2005, 75%; 4Q 2005, 80%; and 1Q 2006, 80%. We note that in each case the public guideline company comparable yields a higher valuation figure than the acquisition transaction multiple.
     Based on its revised valuation model and the use of the above-described assumptions in that model, the Company has determined that the further reassessed fair value of common stock for equity grant purposes for each of the respective periods is as set forth in the “Per Visicu’s revised valuation model” row in the table below:

	Fair Value of Visicu Common Stock Underlying Equity Awards (per share basis)
	1Q 2005	2Q 2005	3Q 2005	4Q 2005	1Q 2006
Per Valuation Reports As Originally Delivered	$1.10	$1.90	$2.01	$3.00	$5.67
Per February 17 Letter	$1.90	$2.01	$5.74	$9.60	$10.80
Per Visicu’s revised valuation model	$3.74	$4.78	$5.99	$10.05	$10.64

Messrs. B. Skinner and C. Martin
March 7, 2006

     As noted above, these further reassessed fair values result in approximately $2.2 million in additional aggregate stock based compensation expense over and above the stock based compensation expense described in our February 17 Letter, and will result in the Company recording an aggregate of approximately $9.5 million in compensation expense over the life of the equity grants at issue. We stand ready to review these changes with the Staff in more detail.
     The Company and its auditors continue to believe that the best course of action is to reach consensus with the Staff regarding its stock-based compensation comments before filing a registration statement amendment including audited 2005 financial statements. To that end, the Company and its auditors wish to work closely with the Staff to resolve its stock-based compensation comments as promptly as possible.
Sincerely,
/s/ Paul M. McDermott
Paul M. McDermott

cc:	Daniel Lee, Esq. Barbara C. Jacobs, Esq.